Exhibit 3

DURBAN ROODEPOORT DEEP

NEWS RELEASE

23 October 2003

270/03-jmd

For immediate release

“Greater earnings, cashflow from outside SA from next quarter”

COSTS TUMBLE, POST-RESTRUCTURING, AT DRD’S NORTH WEST OPERATIONS

A 60-day review process and restructuring exercise focused on returning the North West Operations (NWO) of Durban Roodepoort Deep, Limited (JSE: DUR; NASDAQ: DROOY; ASX: DRD) to profit had resulted in a reduction in wage costs to 44% of total working costs and a planned 26% reduction in monthly working costs, from R106 million (US$4 million) in July to R78 million (US$11 million) in October, Chairman and Chief Executive Officer Mark Wellesley-Wood said today (23.10.03), at the release of the company’s results for the quarter ended 30 September 2003.

The NWO’s new production profile would be 5% lower a month, Wellesley-Wood said. Development and opening up of reserves had not been compromised and the operations’ life of mine remained at 15 years. Some 3 000 NWO employees had been retrenched at a cost of R39.5 million (US$5.4 million).

In spite of the cost of restructuring at the NWO and the job losses that had resulted, DRD had made a valuable contribution to the South African economy and the gold market as a whole, Wellesley-Wood said.

“We have created more than 6 000 jobs at our South African operations during the last three years and our localization programmes in Papua New Guinea (PNG) have taken the representation of nationals in our workforce there to more than 95%,” he said.

Looking ahead, Wellesley-Wood said prospects for the immediate future would depend on the Rand-Dollar exchange rate.  Referring to the company’s recently announced intention to acquire a 20% interest in the Porgera Joint Venture in PNG, he said DRD was seeking to add lower cost production to its portfolio.

“We continue to diversify our asset base, and it is expected that a greater proportion of our earnings and cash flow will be derived from outside South Africa from the next quarter.

“While we are still one of the most marginal gold producers in the industry at the current exchange rate…the stake in the Porgera Joint Venture will provide a sustainable cashflow to support our value creation strategy.”

DRD’s gold production for the quarter under review increased at all but the NWO where a 14% reduction from underground feed resulted from the review process and restructuring exercise. While all but the NWO recorded cash operating profits, the loss of R41.9 million (US$5.6 million) at the NWO led to a R21 million (US$2.7 million) cash operating loss for the company as a whole.

The gold price received was substantially unchanged quarter on quarter, with the rise in the Dollar price offset by a lower exchange rate.

Cash operating unit costs increased by 3.6% in Rand terms due to the annual wage increase effective from 1 July, Wellesley-Wood said.  A two-year agreement had been signed with all unions and associations, with the increase for the current year averaging 9.2%.

Cash and cash equivalents increased to R612 million (US$86 million) from R332 million (US$44 million), mainly as a result of the capital raising completed during the quarter.

Referring to the 27 million new shares issued to Investec Bank during the quarter that had raised a total of R483 million (US$64 million), Wellesley-Wood said that the proceeds had been used for the NWO restructuring costs and to substantially fund the 20% stake in the Porgera JV, as well as for general working capital requirements.

In addition, cash resources were used to reduce debt by R118 million (US$16 million).  Consequently, the current ratio increased to 1.85 (1.09), while shareholders’ equity more than doubled to R798 million (US$111 million). The interest-bearing debt : equity ratio improved to 66% (173%), while the interest-bearing debt : market capitalization ratio improved to 11% (15%).

ERPM

At ERPM, 40%-owned and wholly managed by DRD, the planned gold production build-up continued with a 34% increase on the previous quarter, Wellesley-Wood said.  The operation reported its first cash operating profit since its acquisition a year ago.

The potential for open-pit mining is being examined.

Blyvooruitzicht

Blyvooruitzicht had recovered some of the previous quarter’s lost ground, Wellesley-Wood said. While underground feed was still being restricted by ore pass constraints, and around the 1A sub-shaft some 10 000 tonnes of broken rock were still in circuit, a mid shaft loading arrangement to relieve the constraint would be operational in December 2003.

Progress on the No 4 and 5 slimes dam project was on track to come into production in January 2004 at a budgeted cost of R45 million (US$6 million), he said. Some 27.2 million tonnes of slime at an average delivered grade of 0.568 grams per tonne are available for treatment at a rate of 240 000 tonnes per month.

Australasia

At DRD’s wholly-owned Tolukuma operation in PNG production was stable but logistics costs impacted negatively, Wellesley-Wood said. Mining of the newly discovered Zine Vein on surface is continuing and exploration for the underground extension is showing encouraging results. Zine accounted for an additional 2 000 ounces of gold in the quarter under review.

In September, PNG’s central Department of Environment and Conservation and the provincial Health Department, reporting on their water quality and health investigations at Tolukuma, had found that all test results were within compliance limits and that there was no connection between regional health issues and the operation of the mine, Wellesley-Wood said. The company would continue with its monitoring of the environment and with the roll-out of its local community programmes.

Queries:

South Africa

Ilja Graulich, Durban Roodepoort Deep, Limited
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)

Janice Dempsey, Russell & Associates
+27 11 880 3924 (office)
+27 82 376 2327 (mobile)

Australasia

Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

Durban Roodepoort Deep, Limited (DRD) ranks among the world’s 10 largest gold producers, with production in the 2003 financial year totaling 870 000 ounces. The company has a track record of success in extending the lives of older mines. In South Africa it owns the Blyvooruitzicht mine and North West Operations (comprising Hartebeestfontein and Buffelsfontein mines), and has a 40% stake in Crown Gold Recoveries (comprising East Rand Prorietary Mines Limited and the Crown dump retreatment operation). In Australasia, a key target area for growth, the company owns the Tolukuma mine in Papua New Guinea (PNG), has a 19.81% interest in Fijian operator Emperor Mines, and recently announced agreement on its acquisition of 20% of the PNG-based Porgera Joint Venture. DRD has primary listings on the Johannesburg (JSE:DUR) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London Stock Exchange and the Paris and Brussels Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

Some of the information in this media release may contain projections or other forward looking statements regarding future events or other future financial performance. We wish to caution you that these statements are only projections and those actual events or results may differ materially. In reviewing, please refer to the documents that we file from time to time with the SEC, specifically to our annual report on Form 20-F. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward looking statements, including such risks as difficulties in being a marginal producer of gold, changes and reliability of ore reserve estimates, gold price volatility, currency fluctuations, problems in the integration of operations, exploration and mining risks and a variety of risks described in our annual report on Form 20-F. We undertake no obligation to publicly release results of any of these forward looking statements which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

Cautionary note to US investors: the United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use the term “resources” (which includes “measured”, “indicated”, and “inferred”) in our media releases, which the SEC guidelines strictly prohibit us from including in our filing with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-28800, available from us at 45 Empire Road, Parktown, Johannesburg, 2193, South Africa. You can also obtain this form from the SEC website at http://www.sec.gov/edgar.shtml